As filed with the Securities and Exchange Commission on August 31, 2000
                                                    1933 Act File No. 333-82579
                                                    1940 Act File No. 811-09373

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM N-2
                        (Check appropriate box or boxes)

[X] REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
           [   ] Pre-Effective Amendment No. __
           [   ] Post-Effective Amendment No. __
                                     and/or
[X] REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
           [X] Amendment No. 5

                      OPPENHEIMER SENIOR FLOATING RATE FUND
                 (Exact Name of Registrant Specified in Charter)

                  6803 South Tucson Way, Englewood, CO 80112
  (Address of Principal Executive Offices) (Number, Street, City, State, Zip
                                      Code)

                                1-800-525-7048
             (Registrant's Telephone Number, Including Area Code)

                                Andrew J. Donohue
                             OppenheimerFunds, Inc.
                   Two World Trade Center, New York, NY 10048
   (Name and Address (Number, Street, State, Zip Code) of Agent for Service)

Approximate Date of  Proposed Public Offering:  August 31, 2000

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box [X]

     It is proposed  that this filing will become  effective  (check  applicable box):
[   ] when declared effective pursuant to section 8(c), or as follows:  (the following boxes are included on the basis that the Registrant makes repurchase offers under Rule 23c-3 under the Investment Company Act of 1940 and is making this filing in accordance with Rule 486 under the Securities Act of 1933)
[   ] immediately  upon  filing  pursuant  to  paragraph  (b)
[ X ] on August 31, 2000 pursuant to paragraph (b)
[   ] 60 days after filing pursuant to paragraph (a)
[   ] on _____________  pursuant to paragraph (a) of Rule 486.
[   ] This post-effective amendment designates a new effective date for a previously-filed  registration statement.

     [ ] This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is ________.

This Registration Statement includes a combined prospectus pursuant to Rule 429 which relates to (i) an earlier Registration Statement filed by Registrant on July 9, 1999, (File No. 333-82579), which registered 100,000 Class A shares, 6,000,000 Class B shares and 3,900,000 Class C shares, each having a par value of $.001 per share, as amended to date, (ii) a Registration Statement filed by Registrant on December 6, 1999, (File No. 333-82579), which registered 10,000,000 of each of Class A, B and C shares, each having a par value of $.001 per share, (iii) a Registration Statement filed by Registrant on May 18, 2000, (File No. 333-82579), which registered 10,000,000 Class C shares, having a par value of $.001 per share, and (iv) a Registration Statement filed by Registrant on August 21, 2000, (File No. 333-82579), which registered 10,000,000 Class C shares, having a par value of $.001 per share as amended to date.

         CALCULATION OF REGISTRATION FEE UNDER SECURITIES ACT OF 1933


----------------------------------------------------------------------
                             Proposed      Proposed
Title       of Amount Being  Maximum Price Maximum      Amount of
Securities     Registered    Per Unit      Aggregate    Registration
Being                                      Offering     Fee
Registered                                 Price
----------------------------------------------------------------------
----------------------------------------------------------------------
Class A
Shares of      10,000,000    $9.98         $99,800,000  $26,347.20(2)
Beneficial     shares
Interest
(par value
$.001 per
share) (1)
----------------------------------------------------------------------
----------------------------------------------------------------------
Class A
Shares of      100,000       $10.00        $1,000,000   $278.00(2)
Beneficial     shares
Interest
(par value
$.001 per
share (1)
----------------------------------------------------------------------
----------------------------------------------------------------------
Class B
Shares of      10,000,000    $9.98         $99,800,000  $26,347.20(2)
Beneficial     shares
Interest
(par value
$.001 per
share) (1)
----------------------------------------------------------------------
----------------------------------------------------------------------
Class B
Shares of      6,000,000     $10.00        $60,000,000  $16,680.00(2)
Beneficial     shares
Interest
(par value
$.001 per
share) (1)
----------------------------------------------------------------------
----------------------------------------------------------------------
Class C
Shares of      10,000,000    $9.97         $99,700,000  $26,320.80(2)
Beneficial     shares
Interest (par
value $.001
per share) (1)
----------------------------------------------------------------------
----------------------------------------------------------------------
Class C
Shares of      10,000,000    $9.95         $99,500,000  $26,268.00(2)
Beneficial     shares
Interest
(par value
$.001 per
share) (1)
----------------------------------------------------------------------
----------------------------------------------------------------------
Class C
Shares of      10,000,000    $9.99         $99,900,000  $26,373.60(2)
Beneficial     shares
Interest (par
value $.001
per share) (1)
----------------------------------------------------------------------
----------------------------------------------------------------------
Class C
Shares of      3,900,000     $10.00        $39,000,000  $10,842.00(2)
Beneficial     shares
Interest
(par value
$.001 per
share) (1)
----------------------------------------------------------------------
(1) Previously registered and carried forward under this Registration Statement.
(2) Registration fee previously paid.
The Registrant's Prospectus dated September 7, 1999, as filed with the Securities and Exchange Commission on Form N-2 on July 9, 1999, Statement of Additional Information dated September 7, 1999, revised May 31, 2000, as filed with the Securities and Exchange Commission on May 31, 2000, and Post-Effective Amendments No. 1, 2, 3 and 4 to the Registration Statement on Form N-2 filed with the Securities and Exchange Commission on December 6, 1999, May 18, 2000, May 31, 2000, and August 21, 2000, respectively, (File Nos. 333-82579 and 811-09373) are hereby incorporated by reference.


n1a\291\n2post-eff5

                      Oppenheimer Senior Floating Rate Fund
                     Supplement dated August 31, 2000 to the
                       Prospectus dated September 7, 1999

The Prospectus is changed as follows:

1. The Supplement dated May 31, 2000, to the Prospectus is replaced by this supplement.

2. The reference to "10,000,000 Shares" on the top of the front cover page is deleted. All references in the Prospectus to the number of shares of the Fund registered with the Securities and Exchange Commission are revised to reflect the registration of an additional 10,000,000 Class C shares, bringing the total shares registered to 10,100,000 Class A shares, 16,000,000 Class B shares and 33,900,000 Class C shares.

3. The table (and accompanying notes) on the front cover is replaced by the following:

      The Fund began the continuous offering of its shares on September 8, 1999. The Fund is authorized to issue an unlimited number of shares of each class and to date has registered 10,100,000 Class A shares, 16,000,000 Class B shares and 33,900,000 Class C shares. Shares are offered to the public at a price equal to the net asset value per share. As of August 10, 2000, the net asset values per share of the Fund's share classes were as follows: Class A: $9.96, Class B: $9.97, and Class C: $9.97. The net asset values and therefore the offering prices of each class of shares will fluctuate over the course of the offering. Class A shares may be purchased without initial sales charge, but only upon the automatic conversion of Class B shares 72 months after their purchase, or by investment advisors and financial planners for "wrap-fee" accounts for which they have a special agreement with the Fund's Distributor, or by exchange of Class A shares of certain other Oppenheimer funds. Class B and Class C shares are offered without any initial sales charge, but are each subject to an annual service fee, an annual asset-based distribution fee and an early withdrawal charge. Please refer to "How to Buy Shares" for details. The Fund intends to invest the net proceeds of the offering of its shares in portfolio securities as soon as is practicable after receipt of the proceeds. The Fund's investment advisor, OppenheimerFunds, Inc. (the "Manager"), has borne the offering expenses of the initial offering of 10,000,000 shares of the Fund. The offering expenses for subsequently-registered and offered shares, estimated to be $44,000, will be borne by the Fund, subject to any reimbursement of expenses by the Manager.

4. On page 4, a new footnote 5 is added to the column under "Class A Shares - Early Withdrawal Charges" in the chart entitled "Shareholder Transaction Expenses" as follows:

      5. An Early Withdrawal Charge may apply to repurchases of Class A shares that were purchased by exchange of class A shares of other Oppenheimer funds that were still subject to the Class A contingent deferred sales charge of those funds at the time of exchange. See "How to Buy Shares - Class A Early Withdrawal Charge" for details.

      Footnote 2 to the same chart is revised to read as follows:

2. Class A shares are not currently offered for direct purchase except by exchange of Class A shares of certain other Oppenheimer funds and by purchase through "wrap-fee" programs of investment advisors and financial planners that have special agreements with the Distributor for that purpose.

5. On page 4, footnote 2 to the Annual Expenses chart is revised to read as follows:

      The management fee is based upon a percentage of the Fund's average annual net assets and is shown without giving effect to a voluntary reduction by the Manager of 0.20% of the management fee annually. That voluntary reduction and waiver may be withdrawn or amended at any time. With that fee waiver and reduction, the estimated management fee for each class is 0.53% and Total Annual Expenses are estimated at 1.13% for Class A and 1.63% for Class B and Class C. Additionally, the management fee in the table does not reflect the Manager's voluntary agreement to waive its entire management fee for the period from the commencement of operations of the Fund on September 8, 1999 through March 31, 2000 which was reduced to a waiver of 0.50% of its management fee for the period from March 1, 2000 through March 31, 2000.

6. On page 5, the Examples depicting the effect of the Fund's estimated expenses on a $1,000 investment in shares of each Class of the Fund are replaced by the following examples, which show the effect of the estimated expenses in the Annual Expenses chart without giving effect to the Manager's currently operative voluntary expense waiver.

    -----------------------------------------------------------
    Assuming you do not
    tender shares for
    repurchase by the Fund  1 Year  3 Years  5 Years  10 Years
    -----------------------------------------------------------
    -----------------------------------------------------------
        Class A shares       $14      $42      $73      $160
    -----------------------------------------------------------
    -----------------------------------------------------------
        Class B shares       $19      $58      $99      $190
    -----------------------------------------------------------
    -----------------------------------------------------------
        Class C shares       $19      $58      $99      $215
    -----------------------------------------------------------

    -----------------------------------------------------------
    Assuming you tender
    your shares for
    repurchase by the
    Fund on the last day
    of the period and a     1 Year  3 Years  5 Years  10 Years
    Class B or Class C
    Early Withdrawal
    Charge applies
    -----------------------------------------------------------
    -----------------------------------------------------------
        Class A shares       $14      $42      $73      $160
    -----------------------------------------------------------
    -----------------------------------------------------------
        Class B shares       $49      $73      $109     $190
    -----------------------------------------------------------
    -----------------------------------------------------------
        Class C shares       $29      $58      $99      $215
    -----------------------------------------------------------

7. On page 8, the last two sentences of the second paragraph in "How Can I Buy Shares?" are revised to read as follows:

      The Fund's Class A shares may not be purchased directly, except by exchange of Class A shares of certain other Oppenheimer funds or by investment advisors and financial planners having special agreements with the Distributor to buy Class A shares for "wrap-fee" accounts. Class A shares are also available on the automatic conversion of Class B shares of the Fund 72 months after those shares are purchased.

8. On page 8, an additional "bulleted" paragraph is added to the section "Are There Any Sales Charges for Investing in the Fund?" as follows:

o If you acquire Class A shares of the Fund by exchange of Class A shares of other Oppenheimer funds that were still subject to a Class A contingent deferred sales charge at the time you exchanged them, they will become subject to the Fund's Class A Early Withdrawal Charge. If any of those Class A shares of the Fund are repurchased within 18 months of the original purchase date of the shares of the fund from which they were exchanged, they will be subject to the Fund's Class A Early Withdrawal Charge of 1% (explained in "Class A Early Withdrawal Charge" below).

9. On page 10, the second and third sentences of the first paragraph of the section entitled "Borrowing" are replaced by the following:

      The Fund may borrow if necessary to obtain short-term credit to allow it to repurchase shares during Repurchase Offers, to manage cash flows and to fund additional purchase commitments under Senior Loans. The Fund may also borrow to acquire additional investments (a technique known as "leverage"). To the extent that the costs of borrowing exceed the return on the investments purchased with the borrowed amounts, the Fund's returns will be adversely affected. Borrowing for leverage also increases the risk of higher volatility of the net asset values of the Fund's shares.

10. On page 29, the third sentence in the first paragraph of the section entitled "Borrowing" is replaced by the following:

      The Fund can also borrow money to finance share repurchases during Repurchase Offers and to finance the purchase of additional investments (a technique referred to as "leverage"). The Fund might borrow for leverage to attempt to maintain the desired level of investment in Senior Loans after accounting for anticipated cash flows from prepayments of Senior Loans, the sale of Fund shares, cash outflows to fulfill settlement obligations (including obligations under revolving Senior Loans to fund additional loan commitments) and repurchases of Fund shares. The Fund might also borrow to acquire additional investments when the Manager believes that the interest payments and costs associated with borrowing will not exceed the total return on the investments acquired with those borrowings. However, the success of that type of leverage strategy depends on the Manager's ability to predict correctly interest rate and market movements, and there is no assurance that a leveraging strategy will be successful. Unless the income and appreciation, if any, on assets acquired with borrowed funds exceed the costs of borrowing, the use of leverage will reduce the Fund's investment performance compared with what it would have been without leveraging.

      The first sentence of the second paragraph of "Borrowing" on page 29 is deleted.

11. On page 31, the reference to "standardized yield" in "Explanation of Performance Terminology" is deleted.

12. On page 32, the section entitled "Portfolio Managers" is revised to read as follows:

      The portfolio managers of the Fund are Arthur Zimmer and Joseph Welsh. Margaret Mudd is an Associate Portfolio Manager of the Fund. Mr. Zimmer is also a Vice President of the Fund and a Senior Vice President of the Manager and has been a portfolio manager with OppenheimerFunds since 1990. He also serves as an officer and portfolio manager for other Oppenheimer funds.

      Mr. Welsh is an Assistant Vice President of the Manager and of the Fund. He joined the Manager in January 1995 as a high yield bond analyst. Prior to joining the Manager, Mr. Welsh was a high yield bond analyst for W.R. Huff Asset Management (from November 1991 to December 1994).

      Ms. Mudd is an Assistant Vice President of the Manager and of the Fund. She joined the Manager in October 1999. Prior to joining the Manager, Ms. Mudd was a Vice President - Syndications of Sanwa Bank California (from January 1998 to September 1999). From May 1990 to January 1998 she was a Vice President of Banque Nationale de Paris.

13. On page 32, in the section entitled "Advisory Fees," the last three sentences are revised to read as follows:

      The Manager has voluntarily agreed to reduce its management fee by 0.20% of average annual net assets. This waiver may be amended or withdrawn by the Manager at any time. Additionally, for the period from the commencement of the Fund's operations on September 8, 1999 through February 29, 2000, the Manager voluntarily waived the management fee entirely. For the period March 1, 2000 through March 31, 2000, the Manager reduced that voluntary waiver to 0.50% of the management fee. Those waivers have the effect of reducing the Fund's overall expenses, thereby increasing its yield.

14. In the introductory paragraph of "How Do I Buy Shares?" on page 33, and in "Class A Shares" on page 36, the description of the availability of Class A shares is revised to read: "Class A shares are available upon automatic conversion of Class B shares (please refer to "Automatic Conversion of Class B Shares" below), through "wrap-fee" programs of investment advisors and financial planners that have agreements with the Distributor for that purpose, and by exchange of Class A shares of certain other Oppenheimer funds."

15. The section entitled "Are There Any Early Withdrawal Charge Waivers?" on page 37 is revised by adding a new final sentence as follows:

      The Class B and Class C Early Withdrawal Charges are waived in the case of repurchases of shares owned by present and former officers, directors, trustees and employees (and their "immediate families" as that term is defined in Appendix B to the Statement of Additional Information) of the Fund, the Manager and its affiliates, and retirement plans established by them for their employees.

16. A new section is added on page 37 after "Are There Any Early Withdrawal Charge Waivers?" as follows:

   Class A Early Withdrawal Charge. Class A shares cannot be directly purchased but may be acquired upon automatic conversion of Class B shares (discussed below) or by investment advisors or financial planners having special agreements with the Distributor for "wrap-fee" accounts, or by exchange of Class A shares of certain other Oppenheimer funds (as described in "How To Exchange Shares," below). Class A shares of another Oppenheimer fund that were purchased subject to the Class A contingent deferred sales charge of that fund and that are still subject to that Class A contingent deferred sales charge at the time of exchange will become subject to the Fund's Class A Early Withdrawal Charge.

      If any of those Class A shares of the Fund that are subject to the Class A Early Withdrawal Charge are repurchased within 18 months of the end of the calendar month of the original purchase date of the exchanged shares, an Early Withdrawal Charge may be deducted from the repurchase proceeds. That Early Withdrawal Charge will be equal to 1.00% of the lesser of (1) the aggregate net asset value of the repurchased shares calculated at the Repurchase Pricing Date or (2) the original net asset value of the repurchased shares. The Class A Early Withdrawal Charge will not exceed the aggregate amount of the commissions the Distributor paid to your dealer on all purchases of Class A shares of all other Oppenheimer funds you made that were subject to Class A contingent deferred sales charges. In determining whether an Early Withdrawal Charge is payable when any of your Class A shares are repurchased, the Fund will first repurchase shares that are not subject to the charge, including shares purchased by reinvestment of dividends and capital gains distributions. Then the Fund will repurchase other Class A shares in the order in which you purchased them by exchange. The Early Withdrawal Charge is retained by the Distributor to help pay for some of its distribution-related costs and expenses.

17. The second sentence of the footnote under the Class B Early Withdrawal Charge table on page 38 is revised to read as follows:

      In applying the Early Withdrawal Charge, all purchases are considered to have been made on the first regular business day of the month during which the purchase was made.

18. In the first "bulleted" paragraph entitled "Early Withdrawal Charges" under "Special Considerations and Risks of Repurchases" on page 44, the following sentence is added after the existing sentence in that section:

      You may be subject to an Early Withdrawal Charge on Class A shares that are repurchased if those shares were acquired by exchange of Class A shares of another Oppenheimer fund that were originally purchased subject to a Class A contingent deferred sales charge and are repurchased by the Fund within 18 months of the end of the calendar month in which the original purchase occurred.

19. In the second full paragraph of the section entitled "How to Exchange Shares" on page 49, the fourth and fifth sentences are replaced by the following:

      Class A shares of this Fund may be acquired by exchange of Class A shares of other Oppenheimer funds (except Class A shares of Oppenheimer Cash Reserves and shares of Oppenheimer Money Market Fund, Inc.). If any Class A shares of another Oppenheimer fund that are exchanged are subject to the Class A contingent deferred sales charge of that fund at the time of exchange, they will be subject to the Fund's Class A Early Withdrawal Charge if they are repurchased prior to the end of the 18th month after the end of the calendar month in which the exchanged Class A shares were originally purchased.


August 31, 2000                                                 PS0291.009

                                     PART C

                                OTHER INFORMATION


    ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

      1. Financial Statements: Included in Part B of this registration statement are the unaudited Financial Statements for the six month period ended January 31, 2000 as filed with the Securities and Exchange Commission on April 10, 2000.

      2.   Exhibits

(a) Amended and Restated Declaration of Trust dated 08/13/99 of Registrant.* (b) By-Laws dated 08/24/99 of Registrant.*

           (c)  Not Applicable.

           (d) Articles Fourth, Fifth and Seventh of Registrant's Declaration of Trust define the rights of holders of the securities being registered hereby.

           (e)  Not Applicable.

           (f)  Not Applicable.

           (g) Form of Investment Advisory Agreement between Registrant and OppenheimerFunds, Inc.*

           (h)       (1)  Form  of  General   Distributor's   Agreement  between
                     Registrant and OppenheimerFunds Distributors, Inc.*
                (2)  Form of Dealer Agreement of OppenheimerFunds  Distributor,
                     Inc.:  Filed  with   Pre-Effective   Amendment  No.  2  of
                     Oppenheimer Trinity Value Fund (Reg. No. 333-79707), 08/25/1999, and incorporated herein by reference.
                (3)  Form of Broker Agreement of OppenheimerFunds  Distributor,
                     Inc.:  Filed  with   Pre-Effective   Amendment  No.  2  of
                     Oppenheimer Trinity Value Fund (Reg. No. 333-79707), 08/25/1999, and incorporated herein by reference.
                (4)  Form of Agency Agreement of OppenheimerFunds  Distributor,
                     Inc.:  Filed  with   Pre-Effective   Amendment  No.  2  of
                     Oppenheimer Trinity Value Fund (Reg. No. 333-79707), 08/25/1999, and incorporated herein by reference.

(i)   Form of Deferred  Compensation  Plan for  Disinterested  Trustees:  Filed
                with Post-Effective Amendment No. 40 to the Registration Statement of Oppenheimer High Yield Fund (Reg. No. 2-62076), 10/27/98, and incorporated herein by reference.

           (j)  Form of Custodian Agreement.*

           (k) (1) Form of Service Plan for Class A shares.* (2) Form of Distribution and Service Plan for Class B shares.* (3) Form of Distribution and Service Plan for Class C
                     shares.*
                          (4) Form of  Multiple  Class  Plan under Rule 18f-3 as
                     amended through 08/24/99.*

           (l) (1) Opinion of Myer, Swanson Adams & Wolf, P.C., counsel to Registrant, as to the legality of the Fund's shares. Filed with Post-Effective Amendment No. 4 to this Registration Statement (8/21/00), and incorporated herein by reference.
                (2) Opinion of Goodwin, Procter & Hoar, special Massachusetts counsel to Registrant, as to the legality of the Fund's shares.*

           (m)  Not Applicable.

           (n) Independent Auditors' Consent: Filed herewith.

           (o)  Not Applicable.

           (p)  Subscription Agreement for Initial Capital.*

           (q)  Not Applicable.

(r)   Not Applicable.

           -- Powers of Attorney for Trustees: Filed with Post-Effective Amendment No. 41 to the registration statement of Oppenheimer High Yield Fund (Reg. No. 2-62078), 8/26/1999, and
                incorporated herein by reference.

ITEM 25. MARKETING ARRANGEMENTS

      See Form of General Distributor's Agreement filed by pre-effective amendment Number 1 as Exhibit (h) to this Registration Statement.


-------------------------------------------------------------------------------
* Filed with pre-effective amendment Number 1 to Registrant's registration statement on Form N-2, 8/31/99 (Reg. No. 333-82579), and incorporated herein by reference.

ITEM  26.   OTHER   EXPENSES  OF  ISSUANCE   AND   DISTRIBUTION:   All  of  the
Registrant's initial organization and offering expenses have been absorbed by OppenheimerFunds, Inc.

ITEM 27. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

           Not applicable.
-------------------------------------------------------------------------------

ITEM 28. NUMBER OF HOLDERS OF SECURITIES
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Title of Class                   Number of Record Holders as of August 11, 2000
-------------------------------------------------------------------------------
Class A Shares of Beneficial Interest                           457
Class B Shares of Beneficial Interest                         3,168
Class C Shares of Beneficial Interest                         4,976
------------

ITEM 29. INDEMNIFICATION

      Reference is made to the provisions of Article Seven of Registrant's Amended and Restated Declaration of Trust filed as Exhibit 2(a) to this Registration Statement, and incorporated herein by reference.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of Registrant pursuant to the foregoing provisions or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a trustee, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

ITEM 30.  BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

      The description of the business of OppenheimerFunds, Inc. is set forth under the caption "How the Fund is Managed" in the Prospectus and the Statement of Additional Information forming part of this Registration Statement.

      The information as to the Directors and Officers of OppenheimerFunds, Inc. set forth in OppenheimerFunds, Inc.'s Form ADV filed with the Securities and Exchange Commission (File No. 801-825), as amended through the date hereof, is incorporated herein by reference.

ITEM 31.  LOCATION OF ACCOUNTS AND RECORDS

1. Accounts and records of the Fund are maintained at (i) the Fund's office at 6803 South Tucson Way, Englewood, Colorado 80112 and (ii) the offices of OppenheimerFunds, Inc. at Two World Trade Center, New York, New York 10048.

2. OppenheimerFunds Services, P.O. Box 5270 Denver, Colorado 80217, maintains all the required records in its capacity as transfer, dividend paying and shareholder service agent of the Registrant.

ITEM 32.  MANAGEMENT SERVICES

      Not Applicable.

ITEM 33. UNDERTAKINGS

      1.   Not Applicable.

      2.   Not Applicable.

      3.   Not Applicable.

      4. a. To file during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

           b. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           c. To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

           5. Not Applicable.

           6. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

                             SIGNATURES


Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all the requirements for effectiveness of this Registration Statement pursuant to Rule 486(b) under the Securities Act of 1933 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Arapahoe, and State of Colorado, on this 31st day of August, 2000.

                               OPPENHEIMER SENIOR FLOATING RATE FUND

                               By: /s/ James C. Swain*
                                   ----------------------------------------
                                   James C. Swain, Chairman

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

Signatures                     Title                  Date

/s/ James C. Swain*            Chairman of the        August 31, 2000
---------------------          Board of Trustees
James C. Swain                 and Principal Executive
                               Officer

/s/ Bridget A. Macaskill*      President
-------------------------      and Trustee             August 31, 2000
Bridget A. Macaskill

/s/ Brian W. Wixted*           Treasurer and Principal   August 31, 2000
-------------------------      Financial and Accounting
Brian W. Wixted                Officer

/s/ William L. Armstrong       Trustee                August 31, 2000
-------------------------
William L. Armstrong

/s/ Robert G. Avis*            Trustee                August 31, 2000
-------------------------
Robert G. Avis

/s/ George C. Bowen*           Trustee                August 31, 2000
-------------------------
George C. Bowen

/s/ Jon S. Fossel*             Trustee                August 31, 2000
-------------------------
Jon S. Fossel

/s/ Sam Freedman*              Trustee                August 31, 2000
-------------------------
Sam Freedman

/s/ Raymond J. Kalinowski*     Trustee                August 31, 2000
--------------------------
Raymond J. Kalinowski

/s/ C. Howard Kast*            Trustee                August 31, 2000
--------------------------
C. Howard Kast

/s/ Robert M. Kirchner*        Trustee                August 31, 2000
--------------------------
Robert M. Kirchner



*By: /s/ Robert G. Zack
--------------------------------
Robert G. Zack, Attorney-in-Fact

                      OPPENHEIMER SENIOR FLOATING RATE FUND

                                 EXHIBITS FILED




Exhibit No.     Exhibit

2(n)            Independent Auditors' Consent




n1a\291\partc_amend#5